July 15, 2013

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-181331)

Ladies and Gentlemen:

In accordance with Rule 461of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-181331) (the “Registration Statement”) of OncoMed Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 17, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Zachary Hale at (650) 463-2638.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

800 Chesapeake Drive Redwood City, CA 94063 Phone: 650-995-8200 Fax: 650-298-8600 www.oncomed.com

Thank you for your assistance in this matter.

Very truly yours,

ONCOMED PHARMACEUTICALS, INC.

By:	/s/ Alicia J. Hager
Dr. Alicia J. Hager, Esq.
Vice President and General Counsel

cc:	Donald J. Murray, Covington & Burling LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP

800 Chesapeake Drive Redwood City, CA 94063 Phone: 650-995-8200 Fax: 650-298-8600 www.oncomed.com